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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Digital Lifestyles Group, Inc.
(Name of Issuer)
Common Stock, par value $.03 per share
(Title of Class of Securities)
25387J 10 8
(CUSIP Number)
November 30, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No.	Page	of

1	NAMES OF REPORTING PERSONS: John Joseph Gorman and Tamra I. Gorman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		923,410 (A)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,445,086 (B)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		923,410 (A)

WITH:	8	SHARED DISPOSITIVE POWER:

1,445,086 (B)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,368,496 (C)(D)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.93%(D)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A) Mr. Gorman has sole voting and dispositive power with respect to (i) 21,053 shares held directly by him and (ii) a Warrant to purchase 902,357 shares of Common Stock of the Issuer held directly by him.
(B) Mr. Gorman and his spouse, Tamra I. Gorman share voting and dispositive power with respect to (i) 21,053 shares held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (ii) a Warrant to purchase 701,490 shares of Common Stock of the Issuer held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (iii) 21,053 shares held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (iv) a Warrant to purchase 701,490 shares of Common Stock of the Issuer held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee.

Page 2 of 5 pages

(C) Mr. Gorman has sole voting and dispositive power with respect to (i) 21,053 shares held directly by him and (ii) a Warrant to purchase 902,357 shares of Common Stock of the Issuer held directly by him. Mr. Gorman and his spouse Tamra I. Gorman share voting and dispositive power with respect to (i) 21,053 shares held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (ii) a Warrant to purchase 701,490 shares of Common Stock of the Issuer held by Ryleigh Gorman Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, (iii) 21,053 shares held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (iv) a Warrant to purchase 701,490 shares of Common Stock of the Issuer held by John Joseph Gorman V Trust, a Trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee.
(D) Mrs. Gorman may be deemed to beneficially own the shares of Common Stock which Mr. Gorman is deemed to beneficially own. Mr. Gorman disclaims beneficial ownership of a warrant to purchase 900,000 shares of Common Stock of the Issuer held by Tejas Incorporated because Mr. Gorman owns less than 50% of the outstanding common stock of Tejas Incorporated. The percentage amount in Line 11 was calculated based on information provided by the acting general counsel of the Issuer on December 29, 2005 that the Issuer had on that date 31,865,975 shares of its Common Stock outstanding.

Page 3 of 5 pages

     This Schedule 13G is being filed with the Securities Exchange Commission (the “SEC”) on behalf of John Joseph Gorman (“Mr. Gorman”) and Tamra I. Gorman (“Mrs. Gorman”) relating to Common Stock (“Common Stock”) of Digital Lifestyles Group, Inc., a Delaware corporation (the “Issuer”). Mr. and Mrs. Gorman originally filed a Schedule 13D relating to the Common Stock on September 26, 2004, which was amended by Amendment No. 1 thereto filed on October 6, 2004. Their filing is being converted to a Schedule 13G as permitted by Rule 13d-1(h) promulgated under the Securities Exchange Act of 1934.
Item l.
(a)	Name of Issuer

Digital Lifestyles Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

727 Brea Canyon Road #6 Walnut, CA 91789
Item 2.
(a)	Name of Person Filing

John Joseph Gorman and Tamra I. Gorman

(b)	Address of Principal Business Office or, if none, Residence

8226 Bee Caves Road Austin, Texas 78746

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, par value $.03 per share

(e)	CUSIP Number

25387J 10 8
Item 3.
     Not Applicable
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item l.
     All footnotes refer to the footnotes to the cover page.
(a)	Amount beneficially owned: 2,368,496 (C)(D)

(b)	Percent of class: 6.93%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

923,410 (A)

Page 4 of 5 pages

(ii)	Shared power to vote or to direct the vote

1,445,086 (B)

(iii)	Sole power to dispose or to direct the disposition of

923,410 (A)

(iv)	Shared power to dispose or to direct the disposition of

1,445,086 (B)
Item 5. Ownership of Five Percent or Less of a Class
     Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable
Item 8. Identification and Classification of Members of the Group
     Not Applicable
Item 9. Notice of Dissolution of Group
     Not Applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2006

Date

/s/ John Joseph Gorman

John Joseph Gorman

/s/ Tamra I Gorman

Tamra I. Gorman

Page 5 of 5 pages